December 8, 2021

Via Electronic Filing

Ms. Sherry Haywood

Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Atlis Motor Vehicles, Inc 1-A Letter

December 7, 2021

File No. 24-11714

Dear Ms. Haywood:

Atlis Motor Vehicles (the “Company” or “Atlis”) submits this letter in response to the Company’s Comment Letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (“the SEC”) dated December 7, 2021, with regard to Offering Statement on Form 1-A Filed November 12, 2021 Amendment 1 to Offering Statement on Form 1-A Filed November 24, 2021 (the “Offering”).

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Form 1-A Filed November 24, 2021

Exhibits, Page 74

1.	Please include a currently dated auditor’s consent in your next amendment. Refer to Item 17.11 of Part III to Form 1-A. Also, please include the consent in the exhibit list.

The Company has included Exhibit 1A-11 Consent of Independent Auditor dated December 8, 2021.

General

1. Please amend the disclosure in your offering circular and in Part I of item 4 of your Form 1-A to disclose the aggregate offering price of your offering. In this regard, while you disclose the total maximum price to investors, you do not include an aggregate offering price as defined in Rule 251(a). When calculating the aggregate offering price, please include the value of the shares being offered to investors, and the value of the bonus shares. Refer to the Note to Paragraph (a) in Rule 251 of Regulation A. Please ensure that the aggregate offering price disclosed in Part I is consistent with the aggregate offering price disclosed in your offering circular.

The Company has amended Parts I and II throughout the offering circular to include the aggregate offering price and explanation of the maximum $15.88 share price and $0 bonus share price.

Please telephone the undersigned at (916)239-5776 if you have any questions or require any additional information.

Sincerely,

/s/Annie Pratt

Annie Pratt
President